

Daniel Kurzrock · 2nd

Chief Grain Officer (CEO) and Co-Founder at ReGrained |
Sustainable MBA

San Francisco, California · 500+ connections · **Contact info**

 **ReGrained**

 **Presidio Graduate S**

Experience



Co-Founder and Chief Grain Officer (CEO)
ReGrained
2012 – Present · 8 yrs
San Francisco, CA

ReGrained better aligns the food we eat with the planet we love.

We are an ingredient platform created to promote an innovative model of food production that
we've coined as "Edible Upcycling." Powered by patent-pending technology, we reimagine
perceived ends as beginnings by finding nutritious food streams that are currently being
treated as inedible and render them into delicious and healthy food. We rescue these
overlooked but awesome ingredients and put them back to work.

...see mor

    +5



Board Member
Upcycled Food Association
Oct 2019 – Present · 10 mos



Board Member
Naturally Bay Area
Jan 2019 – Present · 1 yr 7 mos
San Francisco Bay Area

Naturally Bay Area was launched in 2018 to connect entrepreneurs, investors and corporate innovators in the food and natural products community in Northern California. Naturally Bay Area is the first regional affiliate of Naturally Boulder, which has been the catalyst for Colorado's dynamic natural products community and companies for more than a de …see mor



Advisor
Kinkor Consulting
2016 – Present · 4 yrs
San Francisco Bay Area

Demand Generation/Sales Operations Consultant
Self
Aug 2014 – Jun 2016 · 1 yr 11 mos
San Francisco Bay Area

My approach applies systems thinking to the ecosystem of outbound demand generation/sales management. Among other areas, this includes:

-Developing the process of pipeline creation and management   …see mor

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Education



Presidio Graduate School
Master of Business Administration (M.B.A.), Sustainable Management
2014 – 2016
Activities and Societies: Entrepreneurship Club Sustainable Food Club



University of California, Los Angeles
BA, Economics
2008 – 2012



Charles University in Prague
2011 – 2011

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